Special Shareholders Meeting
October 16, 2008
Special Shareholders Meeting
October 16, 2008
The J. M. Smucker Company
The J. M. Smucker Company
Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: The J. M. Smucker Company
Commission File No.: 333 - 152451
Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a- 6
Under the Securities Exchange Act of 1934
Subject Company: The J. M. Smucker Company
Commission File No.: 333 - 152451

Forward Looking Statement
Forward Looking Statement
This presentation contains forward-looking statements, such as projected operating results, earnings and cash flows, that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements. The projected financial data included in this presentation reflect numerous estimates and assumptions relating to, among other things, the ability of Smucker to successfully operate P&G’s coffee business (the “Coffee Business”) outside of P&G and Smucker’s existing business operation and are subject to significant economic, industry and competitive uncertainties, including those risk factors referenced below, and, accordingly, such data may not be indicative of future results.  You should understand that the risks, uncertainties, factors and assumptions listed and discussed in this presentation, including the following important factors and assumptions, could affect the future results of Smucker following the transactions between P&G and Smucker (the “Transactions”) and could cause actual results to differ materially from those expressed in the forward-looking statements: (i) volatility of commodity markets from which raw materials, particularly corn, wheat, peanuts, soybean oil, milk and green coffee beans, are procured and the related impact on costs; (ii) the successful integration of the Coffee Business with Smucker’s business, operations and culture and the ability to realize synergies and other potential benefits of the Transactions within the time frames currently contemplated; (iii)
crude oil price trends and their impact on transportation, energy, and packaging costs; (iv) the ability to successfully implement price changes; (v) the success and cost of introducing new products and the competitive response; (vi) the success and cost of marketing and sales programs and strategies intended to promote growth in Smucker’s businesses, which will include the
Coffee Business after the completion of the Transactions; (vii) general competitive activity in the market, including competitors’
pricing practices and promotional spending levels; (viii) the concentration of certain of Smucker’s businesses, which will include the Coffee Business after the completion of the Transactions, with key customers and the ability to manage and maintain key customer relationships; (ix) the loss of significant customers or a substantial reduction in orders from these customers or the bankruptcy of any such customer; (x) changes in consumer coffee preferences, and other factors affecting the Coffee Business, which will represent a substantial portion of Smucker’s business after the completion of the Transactions; (xi) the ability of
Smucker and Folgers to obtain any required financing; (xii) the timing and amount of Smucker’s capital expenditures, restructuring, and merger and integration costs; (xiii) the outcome of current and future tax examinations and other tax matters, and their related impact on Smucker’s tax positions; (xiv) foreign currency and interest rate fluctuations; (xv) other factors affecting share prices and capital markets generally; and (xvi) the other factors described under “Risk Factors” in the registration statements filed by Folgers and Smucker with the Securities and Exchange Commission and in the other reports and statement filed by Smucker with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and the proxy materials prepared in connection with the Folgers transaction.
You are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this presentation. None of Smucker, Folgers, P&G or any of their respective advisors assumes any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

Transaction Overview
Transaction Overview
• The transaction is structured as an exchange offer followed by a merger
– Tendering P&G shareholders will exchange their P&G shares for shares in
Smucker
– Smucker to guarantee $350MM of Folgers debt upon close
– Smucker to finance special dividend
• P&G shareholders will own ~53.5% of the combined company
– ~63MM shares will be issued as part of the transaction
– ~118MM shares outstanding for the combined Smucker
– If the split-off is consummated but not fully subscribed, P&G will distribute remaining Folgers shares (which will be converted into Smucker shares) to its shareholders on a pro-rata basis
Tendering & Accepted
Shareholders
Non-Tendering
Shareholders
Variable                       Cap
12%                          20%
Discount

Folgers Timeline
Folgers Timeline
November October
P&G Launches
Exchange Offer
October 8
Investor
Roadshows
October 8-24
JMS Pays
Special
Dividend
October 31
Exchange
Offer
Expires
November 5
Transaction
Closes
November 6
Special
Shareholders
Meeting
October 16
Exchange
Ratio
Determined
November 3
Note:  This timeline is projected and subject to change.

Why Invest in Smucker?
Why Invest in Smucker?
• A history of solid returns
• Clear strategy of owning a strong portfolio of
#1 brands
• Making great brands better
• Addition of an iconic #1 brand with Folgers ®
• Enhanced estimated cash flow, margins,
and strong balance sheet
• Unique culture

1959
1961
1963
1965
1967
1969
1971
1973
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
September 30, 2008

Share Price Performance
Share Price Performance
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
S&P 500 DJIA SJM
Note: The graph shows the value of $20 (Smucker’s IPO price in 1959) invested over a 48+ year period in Smucker’s common stock, the DJIA and S&P 500.
Indexed Share
Price
APR = 10.3% APR = 10.3%
APR = 6.2% APR = 6.2%
APR = 5.8% APR = 5.8%
Base = $20 Base = $20
SJM versus Major Indices – November 30, 1959 through September 30, 2008

$0.0
$0.5
$1.0
$1.5
$2.0
$2.5
$3.0
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Net  Sales
$650MM
$1.3B
$2.0B
$2.1B
5-Year CAGR through FY2008 = 15%
10-Year CAGR through FY2008 = 16%
Sales Growth
Sales Growth
$1.4B
$2.2B
$2.5B

Income Growth
Income Growth
$0.0
$50.0
$100.0
$150.0
$200.0
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Net Income
$30.9
$96.3
$129.1
$157.2
$111.4
$143.4
$170.4
5-Year CAGR through FY2008 = 12%
10-Year CAGR through FY2008 = 18%
($ in Millions)

Crisco
Hungry Jack
Pillsbury
PET
Eagle Brand
Carnation
Robin Hood
Five Roses
Martha White
Smucker's
Jif
Smucker's Natural
Knott's
Bick's
Smucker's Uncrustables
Hungry Jack
Europe's Best
Folgers
Millstone
kava
Dunkin' Donuts
Crosse & Blackwell
Red River
None Such
Dickinson's
Golden Temple
R.W. Knudsen
After the Fall
Santa Cruz Organic
Baking Aisle
Spreads / Condiments Aisle
Frozen Aisle
Coffee Aisle
Specialty Aisle
Natural Beverage Aisle

Enhanced Center-of-Store Strategy
Enhanced Center-of-Store Strategy
ABC Store
• Greater
relevance to
retailers
• Destination
category
• Enhanced cross
promotional
opportunities
• Capitalize on
relationship with
sales agent
• Distribution
efficiency
Center-of-the-store is an important profit center for retailers

Attractive Strategic Fit
Attractive Strategic Fit
•
•
Strong #1 Brand
Strong #1 Brand
•
•
Center-of-Store
Center-of-Store
•
•
North America
North America
VISION STATEMENT
VISION STATEMENT
We will own and market food
We will own and market food
brands which hold the #1
brands which hold the #1
market
market
position
position in
in
their
their
respective category, with an
respective category, with an
emphasis on North America
emphasis on North America

Compelling Transaction Compelling Transaction Expanding Leading Brands Strengthened Product Portfolio Scale Benefits & Synergies Attractive Financial Impact

Pro Forma Sales by Category
Pro Forma Sales by Category
42%
42%
21%
21%
25%
25%
12%
12%
Spreads
Baking
All Other
Coffee
Estimated After Transaction
(1)
(1)  Based on FY2008 Smucker adjusted for approximately $1.8B of FY2008 Folgers net sales.

SMUCKER'S

SMUCKER'S
Europe's Best
Carnation
Crisco
Bick's
Jif
Robin Hood
R.W. KNUDSEN FAMILY
EAGLE BRAND
Folgers

Percent of Sales from #1 Brands Percent of Sales from #1 Brands 75% of Sales Projected to Come From #1 Brands

Strength of Folgers
Strength of Folgers
• Superior brand equity
– Highest level of unaided consumer
awareness
• Strong market leader
– #1 retail packaged coffee brand
• Leader in product innovation
–
Folgers
Crystals
–
Folgers
decaffeinated
–
AromaSeal
™
plastic canister
–
Folgers Simply Smooth
™

GROUND COFFEE
DUNKIN' DONUTS
ORIGINAL BLEND
MEDIUM ROAST
DUNKIN' DONUTS

Dunkin’ Donuts Dunkin’ Donuts • Strong presence in gourmet coffee category • Long-term license of brand for retail • $130MM net sales from August 2007 to June 2008

Hungry Jack
Buttermilk
Crisco
Folgers
CLASSIC ROAST

Pillsbury
Family Size
Chocolate Fudge
EAGLE BRAND
Magic Cookie Bars
Folgers
Jif

The Best Part of Wakin’ Up… The Best Way to End the Day…

Net Sales, EBITDA and
Free Cash Flow
Net Sales, EBITDA and
Free Cash Flow
$0.0
$1.0
$2.0
$3.0
$4.0
$5.0
$6.0
FY2008 FY2009E
Net Sales
$0
$250
$500
$750
$1,000
FY2008 FY2009E
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
EBITDA
(Excluding Merger and Integration Costs)
Pro forma (1) (2)
$2.5B
$4.7B
$371
$820
14.7%
17.3%
Pro forma (2)
(1)  Includes approximately $80 million in run-rate synergies.
(2) Assumes Folgers transaction had closed on May 1, 2008.
(3) Free cash flow for FY2008 is cash flow from operations of $192MM less capital expenditures of $76MM.
FY2009E Pro forma is cash flow from operations of $505MM less capital expenditures of $115MM.
$0
$100
$200
$300
$400
FY2008 FY2009E
Free Cash Flow
(3)
(Excluding Merger and Integration Costs)
$116
$390
Pro forma (1) (2)
($ in Millions)
($ in Millions)

Why Invest in Smucker?
Why Invest in Smucker?
• A history of solid returns
• Clear strategy of owning a strong portfolio
of #1 brands
• Making great brands better
•
Addition of an iconic #1 brand with Folgers
• Enhanced estimated cash flow, margins,
and strong balance sheet
• Unique culture

Special Shareholders Meeting October 16, 2008 Special Shareholders Meeting October 16, 2008 The J. M. Smucker Company The J. M. Smucker Company

This presentation contains certain non-GAAP financial measures, such as EBITDA and Free Cash Flow. These measures should not be considered an alternative to net income, or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles (GAAP). These measures are not necessarily comparable to a similarly titled measure of another company.

Additional Information

Smucker and The Folgers Coffee Company (“Folgers”) have filed registration statements with the U. S. Securities and Exchange Commission (“SEC”) registering the shares of Folgers common stock and Smucker common shares to be issued to P&G shareholders in connection with the Folgers transaction. In connection with the exchange offer for the shares of common stock of Folgers, P&G filed on October 8, 2008 a tender offer statement with the SEC. P&G shareholders are urged to read the prospectus included in the registration statements, the tender offer statement and any other relevant documents, because they contain important information about Smucker, Folgers and the proposed transaction. The prospectus, tender offer statement and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. The documents can also be obtained free of charge from P&G upon written request to The Procter and Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253, or from Smucker upon written request to The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.